Exhibit 12.01
COMPUTATION OF RATIOS
June 30, 2015
RATIO OF EARNINGS TO FIXED CHARGES

SCANA:	Six Months Ended June 30, 2015	Twelve Months Ended June 30, 2015	Years ended December 31,
Dollars in Millions			2014	2013	2012	2011	2010
Fixed Charges as defined:
Interest on debt	$159.7	$321.1	$318.2	$305.9	$301.3	$287.0	$270.4
Amortization of debt premium, discount and expense (net)	2.5	9.4	9.7	5.3	4.9	4.8	5.1
Interest component on rentals	1.6	3.7	4.1	4.9	4.9	5.2	4.6
Total Fixed Charges (A)	$163.8	$334.2	$332.0	$316.1	$311.1	$297.0	$280.1
Earnings as defined:
Pretax income from continuing operations	$776.4	$1,137.9	$786.0	$693.8	$601.6	$555.6	$535.4
Total fixed charges above	163.8	334.2	332.0	316.1	311.1	297.0	280.1
Pretax equity in (earnings) losses of investees	0.2	(0.6)	(1.4)	(3.2)	(3.3)	(2.9)	(1.1)
Cash distributions from equity investees	2.0	5.8	7.4	9.6	3.3	3.6	4.8
Total Earnings (B)	$942.4	$1,477.3	$1,124.0	$1016.3	$912.7	$853.3	$819.2
Ratio of Earnings to Fixed Charges (B/A)	5.75	4.42	3.39	3.22	2.93	2.87	2.92

SCE&G:	Six Months Ended June 30, 2015	Twelve Months Ended June 30, 2015	Years ended December 31,
Dollars in Millions			2014	2013	2012	2011	2010
Fixed Charges as defined:
Interest on debt	$124.6	$245.9	$237.6	$226.4	$217.4	$207.8	$192.4
Amortization of debt premium, discount and expense (net)	2.0	4.2	4.4	4.2	3.9	3.9	4.0
Interest component on rentals	2.1	4.1	4.0	4.5	3.2	3.6	3.1
Total Fixed Charges (A)	$128.7	$254.2	$246.0	$235.1	$224.5	$215.3	$199.5
Earnings as defined:
Pretax income from continuing operations	$350.0	$692.2	$676.0	$579.7	$509.5	$456.5	$433.6
Total fixed charges above	128.7	254.2	246.0	235.1	224.5	215.3	199.5
Pretax equity in (earnings) losses of investees	2.6	5.2	5.3	3.5	3.8	2.3	2.1
Total Earnings (B)	$481.3	$951.6	$927.3	$818.3	$737.8	$674.1	$635.2
Ratio of Earnings to Fixed Charges (B/A)	3.74	3.74	3.77	3.48	3.29	3.13	3.18

74